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OMB Number: 3235-0123
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SEC FILE NUMBER
8-17356

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Accrued Equities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 Broadhollow Road, Suite 306
(No. and Street)

Melville	New York	11747
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David J. Schoenwald 631 423-7373
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Don Angelo & Associates
(Name — *if individual, state last, first, middle name)*

22 Jericho Turnpike	Mineola, NY		11501
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 19 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, David J. Schoenwald, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Accrued Equities, Inc., as of 12/31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

DEBRA A. GERBER
Notary Public, State of New York
No. 01GE4859478
Qualified in Suffolk County
Commission Expires May 19, 20 02

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) ~~A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit~~ A report on Internal Control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORM X-17A-5

3/91

FOCUS REPORT

OMB No. 3235-0123 (5-31-87)

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [ ] 16 2) Rule 17a-5(b) [X] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER		SEC FILE NO.	
Accrued Equities, Inc.	13	8-17356	14
		FIRM ID. NO.	
		13-2731496	15
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)		FOR PERIOD BEGINNING (MM/DD/YY)	
150 Broadhollow Road, Suite 306 (No. and Street)	20	Jan. 1, 2001	24
		AND ENDING (MM/DD/YY)	
Melville (City) [21] New York (State) [22] 11747 (Zip Code)	23	Dec. 31, 2001	25

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT		(Area Code)—Telephone No.	
David J. Schoenwald	30	631 423-7373	31
NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:		OFFICIAL USE	
	32		33
	34		35
	36		37
	38		39

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [ ] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [ ] 42

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 12th day of February ~~19~~ 2002

Manual signatures of:

1) ______________________
Principal Executive Officer or Managing Partner

2) D J Schoenwald
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

..BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

Don Angelo & Associates [70]

ADDRESS Number and Street	City	State	Zip Code
22 Jericho Turnpike, Suite 100 [71]	Mineola [72]	New York [73]	11501 [74]

Check One

(X) Certified Public Accountant [75]

( ) Public Accountant [76]

( ) Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
50	51	52	53			

Joseph A. Don Angelo
Certified Public Accountant
22 Jericho Turnpike
Mineola, New York 11501
516-742-0400

INDEPENDENT AUDITORS' REPORT

Accrued Equities, Inc.:

We have audited the accompanying statement of financial condition of Accrued Equities, Inc. as of December 31, 2001 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Accrued Equities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.



Mineola, New York
February 4, 2002

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: Accrued Equities, Inc. | N 3 | [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/01 [99]
SEC FILE NO. 8-17356 [98]
Consolidated [198]
Unconsolidated [199]

ASSETS

	Allowable	Non-Allowable	Total
1. Cash	$ 43,987 [200]		$ 43,987 [750]
2. Receivables from brokers or dealers:			
A. Clearance account	[295]		
B. Other	30,814 [300]	$ [550]	30,814 [810]
3. Receivables from non-customers	[355]	[600]	[830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	[418]		
B. Debt securities	[419]		
C. Options	[420]		
D. Other securities	149,723 [424]		
E. Spot commodities	[430]		149,723 [850]
5. Securities and/or other investments not readily marketable:			
A. At cost $ 7,200 [130]			
B. At estimated fair value	7,200 [440]	[610]	7,200 [860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $ [150]			
B. Other securities $ [160]			
7. Secured demand notes:	[470]	[640]	[890]
market value of collateral:			
A. Exempted securities $ [170]			
B. Other securities $ [180]			
8. Memberships in exchanges:			
A. Owned, at market $ [190]			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value		[660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[490]	1,773 [680]	1,773 [920]
11. Other assets	[535]	[735]	[930]
12. TOTAL ASSETS	$ 231,724 [540]	$ 1,773 [740]	$ 233,497 [940]

OMIT PENNIES

The accompanying notes are an integral part of these financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Accrued Equities, Inc. as of 12/31/01

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255]	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	[1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	16,612 [1205]	[1385]	16,612 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211]	[1390]	[1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders $ [970]			
2. Includes equity subordination (15c3-1 (d)) of .... $ [980]			
B. Securities borrowings, at market value: from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements:		[1420]	[1730]
1. from outsiders $ [1000]			
2. Includes equity subordination (15c3-1 (d)) of .... $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 16,612 [1230]	$ [1450]	$ 16,612 [1760]

Ownership Equity

Item		Total
21. Sole proprietorship		$ [1770]
22. Partnership (limited partners	$ [1020])	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		40,696 [1792]
C. Additional paid-in capital		[1793]
D. Retained earnings		176,189 [1794]
E. Total		216,885 [1795]
F. Less capital stock in treasury		( ) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 216,885 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 233,497 [1810]

OMIT PENNIES

The accompanying notes are an integral part of these financial statements.

1/76

BASIC FILERS ONLY

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Accrued Equities, Inc. **as of** 12/31/01

COMPUTATION OF NET CAPITAL

Line	Item	Amount	Code	Amount	Code
1.	Total ownership equity from Statement of Financial Condition			$ 216,885	3480
2.	Deduct ownership equity not allowable for Net Capital [19]			( )	3490
3.	Total ownership equity qualified for Net Capital				3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) [17]	$ 1,773	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(1,773)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions [20]			$ 215,112	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities [18]		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities	36,167	3734		
	D. Undue Concentration	3,808	3650		
	E. Other (List)		3736	(39,975)	3740
10.	Net Capital			$ 175,137	3750

OMIT PENNIES

The accompanying notes are an integral part of these financial statements.

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Accrued Equities, Inc. as of 12/31/01

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

Line	Description		Amount	Code
11.	Minimum net capital required (6-2/3% of line 19)	$	1,107	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14.	Excess net capital (line 10 less 13)	$	170,137	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$		3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Line	Description		Amount	Code		Amount	Code
16.	Total A.I. liabilities from Statement of Financial Condition				$		3790
17.	Add:						
	A. Drafts for immediate credit	$		3800			
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
	C. Other unrecorded amounts (List)	$		3820	$		3830
19.	Total aggregate indebtedness				$	16,612	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)				%	.0949	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)				%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

Line	Description		Amount	Code
22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24.	Net capital requirement (greater of line 22 or 23)	$		3760
25.	Excess net capital (line 10 less 24)	$		3910
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$		3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

The accompanying notes are an integral part of these financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Accrued Equities, Inc.

For the period (MMDDYY) from 01/01/01 [3932] to 12/31/01 [3933]
Number of months included in this statement 12 months [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

Item	Amount	Code
1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	3935
b. Commissions on listed option transactions		3938
c. All other securities commissions		3939
d. Total securities commissions		3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading		3949
c. Total gain (loss)		3950
3. Gains or losses on firm securities investment accounts	(3,368)	3952
4. Profit (loss) from underwriting and selling groups		3955
5. Revenue from sale of investment company shares	188,138	3970
6. Commodities revenue		3990
7. Fees for account supervision, investment advisory and administrative services	385,346	3975
8. Other revenue	5,607	3995
9. Total revenue	$ 575,723	4030

EXPENSES

Item	Amount	Code
10. Salaries and other employment costs for general partners and voting stockholder officers	$	4120
11. Other employee compensation and benefits		4115
12. Commissions paid to other broker-dealers		4140
13. Interest expense		4075
a. Includes interest on accounts subject to subordination agreements [4070]		
14. Regulatory fees and expenses	235	4195
15. Other expenses	564,145	4100
16. Total expenses	$ 564,880	4200

NET INCOME

Item	Amount	Code
17. Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$ 11,343	4210
18. Provision for Federal income taxes (for parent only)	2,500	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above		4222
a. After Federal income taxes of [4238]		
20. Extraordinary gains (losses)		4224
a. After Federal income taxes of [4239]		
21. Cumulative effect of changes in accounting principles		4225
22. Net income (loss) after Federal income taxes and extraordinary items	$ 8,843	4230

MONTHLY INCOME

Item	Amount	Code
23. Income (current month only) before provision for Federal income taxes and extraordinary items	$ 13,296	4211

The accompanying notes are an integral part of these financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Accrued Equities, Inc.

For the period (MMDDYY) from 01/01/01 to 12/31/01

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

			Amount	Code
1.	Balance, beginning of period		$ 208,042	4240
	A. Net income (loss)		8,843	4250
	B. Additions (Includes non-conforming capital of	$ [4262])		4260
	C. Deductions (Includes non-conforming capital of	$ [4272])		4270
2.	Balance, end of period (From item 1800)		$ 216,885	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

		Amount	Code
3.	Balance, beginning of period	$	4300
	A. Increases		4310
	B. Decreases		4320
4.	Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

The accompanying notes are an integral part of these financial statements.

Accrued Equities, Inc.
Statement of Cash Flows
Year Ended December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$8,843
Adjustments to reconcile net cash provided by operating activities	
Depreciation	
(Increase) decrease in operating assets:	
Securities segregated under federal and other regulations	3,368
Accounts Receivable	(30,814)
Increase (decrease) operating liabilities:	
Payables to non-customers	16,392
Total Adjustments	(11,054)
Net cash provided by operating activities	(2,211)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of investment	2,552
Increase in cash	341
Cash at beginning of the year	43,646
Cash at end of year	$43,987

The accompanying notes are an integral part of these financial statements.

Accrued Equities, Inc.
Notes to Financial Statements
Year Ended December 31, 2001

1. **Organization and Nature of Business:**

The Company is a Broker-Dealer registered with the Securities and Exchange Commission.

The Company has 200 shares of no-par value common stock issued and outstanding. There is no stated value.

2. **Significant Account Policies:**

Securities:

In accordance with industry practice, a short-term marketable securities are valued at market value. Securities not readily marketable are valued at fair value as determined by management.

Investment Advisory Income:

Investment advisory fees are received from a mutual fund that the Company provides advisory services for.

Distribution and Underwriters Income:

The Company receives income from a mutual fund for underwriting and distribution services to the Fund.

Income Taxes:

The Company is an accrual basis regular corporation. The Company has overpayments to its credit for Federal and New York State Corporation Income Taxes. Federal Income Tax expense was $2,500 for 2001. New York State Corporation Taxes were $2,056 for 2001.

Depreciation:

Equipment is carried at cost less accumulated depreciation. Depreciation is computed using the straight line method, based upon the estimated useful life and salvage value of the asset.

Statement of Cash Flows:

For purposes of the Statement of Cash Flows, the Company has defined cash as cash in bank(s).

Accrued Equities, Inc.
Notes to Financial Statements
Year Ended December 31, 2001
(Continued)

3. Equity:

There was no difference between net capital computation computed by the Company and the audited report.

4. Related Party Transactions:

The Company has transactions with its president, who is an attorney, and a shareholder. The Company pays its president's law firm for legal and administrative services-although not at arms length, it is considered to be fair by the Company. In addition, the Companies share facilities with the law office. The Company has no fixed-term lease for its office. Disbursements for certain shared expenses, including rent, telephone and office expenses are made on a basis, which they consider equitable, although they are not arms-length.

5. Transactions with Affiliates:

Accrued Equities is the investment advisor, the underwriter and a distributor for a mutual fund, The New Alternatives Fund, Inc.

6. Market Concentrations:

The Company earns substantially all of its income from one mutual fund client.

Joseph A. Don Angelo
Certified Public Accountant
22 Jericho Turnpike
Mineola, New York 11501
516-742-0400

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To Accrued Equities, Inc:

In planning and performing our audit of the financial statements of Accrued Equities, Inc. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Accrued Equities, Inc., including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3 (a) (11). The reserve requirements and possession and control requirements under rule 15c3-3 do not apply to the Company. The conditions of the exemption were being complied with as of the date this opinion and no facts came to our attention to indicate that the exemption had not been complied with during the examination. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under section 8 of regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition on which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.



Mineola, New York
February 4, 2002